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Exhibit (a)(5)(ix)

News Release

For immediate release

MICROCELL REPORTS SOLID SECOND QUARTER RESULTS
Double-digit revenue growth of 16% driven by
strong postpaid subscriber acquisition and higher ARPU
Quarterly gross additions up 61%

Montréal, August 10, 2004 — Microcell Telecommunications Inc. (TSX: MT.A, MT.B) announced today its consolidated financial and operating results for the second quarter and the six months ended June 30, 2004.

Total revenues for the second quarter of 2004 increased 16% to $161.4 million from $139.7 million for the same period in 2003, while total operating expenses before depreciation and amortization were $135.7 million, compared with $106.9 million. Consequently, the Company recorded operating income before depreciation and amortization ("OIBDA") of $25.7 million, down from $32.8 million for the second quarter of 2003. The year-over-year decline in OIBDA was due mainly to the acquisition of approximately 54,000 additional subscribers in the second quarter of 2004, compared with the previous year. Furthermore, OIBDA for the second quarter of 2004 included approximately $5.4 million in special charges relating to advisors' fees arising from the strategic review process that was initiated by the Company to maximize value for its security holders, as well as to the accelerated vesting of employee stock options.

"We enjoyed a good second quarter with operating and financial performance that was on track with our expectations," said André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "These solid results, underpinned by a 61% increase in new customer activations and 16% revenue growth, are particularly gratifying in light of continuing intense competitor activity and TELUS Corporation's unsolicited offers to purchase Microcell. More importantly, however, it confirms the success of our postpaid market strategy, and particularly the positive impact that City Fido™ is having on subscriber growth and mix, as well as on top-line growth. Although presently available in only two cities, City Fido accounted for 42% of our total postpaid gross additions in the second quarter. More specifically, in Toronto, City Fido represented approximately 80% of all postpaid activations and was directly responsible for daily sales more than doubling. Moreover, since our initial launch of City Fido a mere eight months ago, the proportion of postpaid subscribers in our customer base has increased from 45% to 54%, contributing favourably to revenue growth of more than 10% over the same period. Our continued focus on subscriber quality and profitability bodes well for Microcell's future financial performance."

"Gross additions for the second quarter totalled almost 142,000, of which 66 per cent were new postpaid subscribers," stated Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. "As recently as last year, prepaid subscribers made up two-thirds of our new customer additions. This complete turnaround is a testament not only to our marketing approach, but also to an attractive array of innovative and value-enhancing wireless services, led by our City Fido offer. As a result of the successful execution of our market strategy, our postpaid subscriber base has increased by almost 30% over the past twelve months. Through double-digit revenue growth, brought about by our strong postpaid subscriber results and higher average revenue per user, in combination with conscientious cost management, we generated OIBDA within our business plan parameters. In fact, if we exclude the special charges that were incurred in conjunction with the unsolicited public takeover offers, our OIBDA would have been ahead of expectations at over $30 million. Similarly, excluding the $5.4 million in special charges in addition to a $7.8 million foreign exchange loss, which collectively had a negative impact of $0.55 on our basic loss per share, we would have generated approximately $2 million in net income for the second quarter. We intend to continue building on the solid operating and financial foundation that we have re-established during the past year by accelerating the breadth and expanding the scope of City Fido in order to grow profit margins at a quicker rate, thereby maximizing the value of the Company."

On a year-to-date basis, total revenues amounted to $306.7 million, up 12% from $273.2 million for the first six months of 2003, while total operating expenses before depreciation and amortization increased to $263.6 million from $211.1 million. This resulted in an OIBDA of $43.1 million for the first half of 2004, compared with $62.1 million for the same period last year.

Despite decreases in interest expense as well as depreciation and amortization due to a sizeable reduction in long-term debt and capital assets following the implementation of its recapitalization plan on May 1, 2003, the Company reported quarterly and year-to-date net losses of $11.2 million and $25.9 million, respectively, compared with net income of $25.2 million and $60.5 million for the same periods in 2003. Net income for the second quarter and the first six months of 2003 resulted primarily from unrealized foreign exchange gains amounting to $47.1 million and $150.2 million, respectively, compared with unrealized foreign exchange losses of $7.8 million and $15.1 million for the same periods this year. The substantial foreign exchange gains recorded in 2003 were due to the favourable impact of the appreciation of the Canadian dollar against the U.S. dollar on a significantly higher level of U.S.-dollar denominated debt outstanding prior to the completion of the Company's capital reorganization on May 1, 2003.

A detailed discussion and analysis of the financial results for the second quarter is provided at the end of this news release in the section entitled Management's Discussion and Analysis. Operating and financial highlights for the second quarter included:

  •
  Total retail gross activations increased 61% to 141,856 from 87,873 in the second quarter of 2003. Postpaid subscriber additions represented 66% of the total gross additions for the quarter, while prepaid accounted for the remaining 34%. This compares with a postpaid-to-prepaid split of 35% to 65% for the same three months in the previous year.

  •
  At the beginning of the second quarter, 74,843 inactive prepaid customers were removed from the retail customer base. The increase in the number of inactive prepaid accounts was due primarily to the combined impact of continuing aggressive actions by the competition to attract Fido customers, a reduction in the validity period of certain airtime vouchers, and the brief success of some of the Company's prepaid retention activities in 2003 that temporarily revived a number of dormant prepaid accounts. This adjustment is not reflected in the calculation of the prepaid and blended churn rates or in net additions for the second quarter, as these operating statistics are presented net of such adjustments.

  •
  The blended monthly churn rate in the second quarter increased to 3.5% from 3.3% in the corresponding quarter in 2003, due mainly to higher postpaid churn. The postpaid churn rate was 2.6%, compared with 1.9% for the second quarter last year, while the prepaid churn rate of 4.5% remained unchanged year-over-year.

  •
  Excluding the adjustment to the prepaid customer base at the beginning of the second quarter as described above, the Company recorded a net loss of 29,271 prepaid customers, which was more than fully offset by the net addition of 45,923 postpaid subscribers. This compares with net prepaid and postpaid losses of 17,765 and 10,388 customers, respectively, for the second quarter of 2003. As a result, Microcell provided wireless services to 1,199,321 retail subscribers as of June 30, 2004, 651,461 of whom were on postpaid and 547,860 on prepaid. As of the end of the second quarter of 2004, the Company also provided PCS network access to 44,121 wholesale subscribers.

  •
  Postpaid average monthly revenue per user (ARPU) increased to $62.48 from $60.11 in the second quarter of 2003, due mainly to higher revenues from value-added services, data, and roaming, as well as to fees associated with City Fido™. Prepaid ARPU for the second quarter of 2004 decreased to $18.84 from $20.49 in 2003, primarily as a result of a decrease in the number of billable minutes due to an increase in inactive accounts and the impact on airtime revenue from the activation of a higher number of lower per-minute rate airtime cards. As a result of higher postpaid ARPU, second-quarter blended ARPU increased to $41.82 in 2004 from $38.63 last year.

  •
  Due mainly to a larger number of gross activations, the retail cost of acquisition (COA) for the second quarter decreased to $253 per gross addition from $261 in 2003. This result was achieved despite a higher percentage of postpaid gross additions and higher variable costs related to channel compensation and promotions.

  •
  At the beginning of May, Microcell completed a rights offering and related private share placement for aggregate net proceeds of approximately $147.1 million net of $1.2 million used to redeem all of the Company's preferred shares outstanding on April 30, 2004. As of June 30, 2004, the Company had cash, cash equivalents, short-term investments and marketable securities totaling $177.7 million, compared with $105.9 million as at the end of the previous quarter. In addition, the Company had access to a $34 million undrawn revolving credit facility (net of a $16 million credit to cover swap exposure).

  •
  Capital expenditures for the second quarter totalled $84.6 million, compared with $12.7 million for the same period one year ago. The year-over-year increase in capital expenditures reflects higher spending for network access and capacity in line with subscriber and usage growth, as well as for the on-going support of City Fido in Vancouver and the launch of City Fido service in the Greater Toronto Area.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements

This management's discussion and analysis contains "forward-looking" statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.

Basis of presentation and financial reorganization

The following is a discussion of the consolidated financial condition of Microcell and its subsidiaries as at June 30, 2004 and results of operations for the three- and six-month periods ended June 30, 2004 and 2003. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements and the notes thereto, have been prepared in accordance with Canadian GAAP. All amounts are in Canadian dollars except as otherwise indicated.

On May 1, 2003, the predecessor company of Microcell ["Old Microcell"], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies' Creditors Arrangement Act ["CCAA"] and CBCA. As a result, at that date, we have accounted for our financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values, our deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. We determined that our enterprise value was $689 million, of which $350 million was allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. This resulted in a reduction of current assets [mainly consisting of the deferred charges incurred during the recapitalization process], property, plant and equipment, long-term investments and accrued liabilities. We also assigned a value, calculated at management's best estimate of fair value, to our intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

Comparative financial information for periods prior to May 1, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that prior period results of operations up to April 30, 2003 do not reflect the effects of the Plan and the application of fresh start accounting.

We may continue to experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

As at June 30, 2004, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Solutions and Inukshuk. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Solutions and Inukshuk.

Accounting developments

During the period, we introduced two specific customer retention programs. Firstly, we allowed our postpaid customers to enter into a 24-month agreement for airtime services and in exchange, we grant additional discounts or credits for the purchase of handsets, which is deferred and amortized over the term of the agreement. Since related equipment and access to our network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values.

Secondly, we launched "Fido Rewards," which allows our postpaid customers to accumulate "FidoDollars" based on their spending. Each FidoDollar allows its holder to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, we account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, we recognize as equipment revenue the amount received from our customers, net of applicable FidoDollars, as well as the cost of the related handset. We accrue for our estimated obligation as awards are earned by our customers which are registered with the program. As at June 30, 2004, 5.6 million FidoDollars were issued to approximately 382,000 registered customers and, as a result, an amount of $5.6 million is included in our balance sheet within deferred charges and accounts payable and accrued liabilities.

The CICA recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under the Company's stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 has been adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003. For the three- and six-month periods ended June 30, 2004, an amount of $0.7 million and $1.4 million related to regular vesting is included within general and administrative expenses. The Company has adopted rules governing the options granted since May 2003 whereby options are subject to accelerated vesting if the company's shares perform well on the market. This resulted in an acceleration of a compensation expense of $3.2 million accounted for during the second quarter of 2004 as special charges that the Company would have otherwise recognized over the remaining initial vesting period.

In March 2004, we received a comment letter from the SEC in connection with its review of our registration statement filed on March 3, 2004 for the registration of our Class A Shares and Class B Shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. We responded to the SEC's March letter and filed an amended registration statement on June 29, 2004. We received a letter to our response on August 9, 2004. SEC staff, among other things, has questioned whether our Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. We believe such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would increase our net loss by $0.7 million and $1.4 million, increase basic and diluted loss per share by $0.03 and $0.10 but would have no effect on cash flows for the three- and six-month periods ended June 30, 2004. In addition, our opening deficit as at January 1, 2004 would be increased by $1.9 million.

Company overview

We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. We operate a GSM network across Canada and market our PCS and GPRS under the Fido brand name. Moreover, we are the only wireless competitive local exchange carrier in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology.

We provide retail PCS to end-users under our PCS license, which was renewed for a second five-year term commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, would be extended to March 31, 2011. The terms and conditions for the renewal of the PCS license are briefly described in note 15 of our audited Consolidated Financial Statements for the year ended December 31, 2003.

Our wholly-owned subsidiary, Inukshuk, was awarded MCS licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk entered into a venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk's commitments to the venture are to transfer its MCS Licenses to the venture, to permit the utilization of its MCS Licenses by the venture pending Industry Canada's approval of the transfer and to make cash contribution of up to $6.0 million.

As at June 30, 2004, we offered PCS in most census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or approximately 61% of the Canadian population. Beyond our PCS network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. We also have operational roaming agreements with 293 international GSM operators in 152 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

Additional information relating to our company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

Corporate developments

  •
  On May 17, TELUS made unsolicited all-cash offers to purchase all of Microcell's outstanding publicly traded shares and warrants. After careful review and analysis of the Offers, performed with the assistance of its legal and financial advisors, our Board recommended that securityholders not tender into the TELUS Offers. The Offers have since been extended twice and are now expiring on August 20, unless further extended or withdrawn. In response to the TELUS Offers, the Board initiated a full strategic review in order to determine the best way to maximize value for all securityholders. The Board has directed its financial advisors to contact TELUS and a number of other parties in order to evaluate all strategic and financial alternatives available to the Company. Since then, interested parties — both Canadian and foreign — have entered into confidentiality agreements, performed due diligence and made inquiries to the Company. We have also provided bid documentation to potential interested parties to facilitate alternatives to the TELUS Offers. This may result in negotiations regarding a sale of the Company to TELUS or another party, an equity investment in the Company by a strategic or financial investor, the separation of certain assets of the Company, or some combination of these alternatives. There can be no assurance that the process we initiated, or the TELUS Offers themselves, will lead to any transaction.

  •
  Our liquidity position as at June 30, 2004 was strengthened as a result of an equity rights offering and related private placement that generated $148.3 million of net proceeds. Following the successful closing of these transactions, we used $1.2 million of the net proceeds received from the equity issue to redeem on May 1, 2004 all of our outstanding preferred shares as at April 30, 2004. This reduced the number of share classes from six to two, thereby simplifying our capital structure.

  •
  On May 20, we commercially launched City Fido™ in the Toronto region. This service, which is positioned as an alternative to traditional wireline telephone service, provides unlimited anytime local calling in the Greater Toronto Area. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. We are the first and currently the only wireless company in Canada to offer local number portability.

  •
  We commercially launched Picture Messaging, allowing customers with camera phones to take pictures and instantly send them to other Fido® customers with compatible handsets by simply using their Fido phone number. This new service, referred to in the industry as Multimedia Messaging Service (MMS), complements the ability our customers have had for the past year and a half to take pictures and send them wirelessly to e-mail addresses worldwide.

  •
  During the quarter, we expanded our device portfolio with the introduction of four new handsets, including the Sony Ericsson T237, Z600 and P900 handsets and the MotorolaV400.

Non-GAAP measures

The following are not measures or indicators that are governed or defined by generally accepted accounting principles ["GAAP"]. All of these non-GAAP measures may not be identical to similarly titled measures reported by other companies. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the Company's performance as well as our success in acquiring, retaining and servicing customers. We believe these measures reflect our ability to generate and grow revenues while providing a high level of customer service in a cost-effective manner. We also use these measures as a method of comparing our performance with the other players in the wireless industry. In addition, our short-term and long-term incentive compensation offers bonuses tied to our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly and cumulative basis. Our financial performance is mainly measured by the level of our revenues and our OIBDA. Our strategic corporate business objective consists of ARPU levels, churn levels and COA levels [all these terms are defined below]. Finally, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a specific level of OIBDA [labelled as EBITDA in our credit agreements] at each reporting date. For the six-month period ended June 30, 2004, this OIBDA covenant level was $32.0 million. We also use these non-GAAP measures for planning purposes, in presentations to our board of directors and in our undiscounted and discounted cash flow models.

  •
  Cancellation of service ["churn" or "blended churn"] is expressed on a percentage basis for a given period and is calculated as the aggregate of the postpaid churn and the prepaid churn.

  •
  Postpaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated postpaid subscribers divided by the average number of postpaid subscribers during such period.

  •
  Prepaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated prepaid subscribers divided by the average number of prepaid subscribers during such period.

  •
  Average revenue per user for a given period is referred to as "ARPU".

  •
  Average revenue per user for a given period is calculated as the aggregate of the Postpaid ARPU and the Prepaid ARPU ["Blended ARPU"].

  •
  Postpaid ARPU for a given period is calculated as the postpaid service revenues plus the roaming-in revenues, (roaming-in revenues are wireless service revenues generated by foreign GSM customers using their wireless phone on Microcell's GSM network while roaming in Canada), plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period.

  •
  Prepaid ARPU for a given period is calculated as the prepaid service revenues plus the effect of promotions, and plus or minus any retroactive adjustments accounted in the period, divided by the average number of prepaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period.

  •
  The cost of acquisition ["COA"] of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements [excluding non-retail sales and retention sales] minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after-sales service expenses.

  •
  Operating income before depreciation and amortization ["OIBDA"] is defined as operating income (loss) calculated in accordance with GAAP except that it excludes depreciation and amortization expenses. OIBDA differs from EBITDA in that the non-GAAP measures' calculation starts with the GAAP measure operating income (loss) for OIBDA, while the non-GAAP measures' calculation starts with the GAAP measure net income (loss), in the case of EBITDA.

  •
  OIBDA margin is defined as OIBDA divided by total revenues.

SELECTED QUARTERLY INFORMATION

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	$	$	$	$
Revenues	161,414	139,670	306,690	273,185
Operating income (loss)	6,878	6,893	5,299	(8,501)
Income (loss) before income taxes	(10,742)	34,113	(24,973)	69,974
Net income (loss)	(11,228)	25,210	(25,945)	60,474
Net loss applicable to Class A and Class B Shares	(11,237)	n/a	(31,129)	n/a
Basic and diluted loss per share [in dollars]	(0.46)	n/a	(2.14)	n/a
OIBDA [1]	25,699	32,800	43,109	62,121
Capital expenditures	84,632	12,719	159,612	16,007
Total assets [end of period]	1,058,652	792,654	1,058,652	792,654
Long-term debt [end of period]	396,940	334,102	396,940	334,102
Cash dividends declared	nil	nil	nil	nil

Other data:
ARPU [in dollars]
Postpaid	$62.48	$60.11	$60.20	$59.04
Prepaid	$18.84	$20.49 [3]	$17.17	$19.55 [3]
Blended [1]	$41.82	$38.63 [3]	$38.78	$37.68 [3]
COA [in dollars]	$253	$261	$269	$275
Blended churn	3.5% [2]	3.3%	3.2% [2]	3.3%

Net retail subscriber additions
Postpaid	45,923	(10,388)	59,281	(41,465)
Prepaid	(29,271) [2]	(17,765)	(30,263) [2]	(26,623)

Total	16,652	(28,153)	29,018	(68,088)

Total retail subscribers, end of period
Postpaid	651,461	503,596	651,461	503,596
Prepaid	547,860 [2]	592,836	547,860 [2]	592,836

Total	1,199,321	1,096,432	1,199,321	1,096,432

[1]
Reconciliation of OIBDA and blended ARPU

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months ended June 30 2004	Two months ended June 30 2003	One month ended April 30 2003	Three months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Operating income (loss)	6,878	12,331	(5,438)	6,893
Depreciation and amortization	18,821	11,234	14,673	25,907

OIBDA	25,699	23,565	9,235	32,800

Service revenues for the period	147,359	87,663	41,956	129,619
Average number of subscribers	3,551	2,204	1,118	3,322

Average monthly service revenue per user [in dollars]	$41.50	$39.77	$37.53	$39.02
Net impact of promotions, non-retail revenues and other	$0.32	$(0.43)	$(0.30)	$(0.39)

Blended ARPU	$41.82	$39.34	$37.23	$38.63

[1]
Reconciliation of OIBDA and blended ARPU

[In thousands of Canadian dollars, unless otherwise indicated]

	Six months ended June 30 2004	Two months ended June 30 2003	Four months ended April 30 2003	Six months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Operating income (loss)	5,299	12,331	(20,832)	(8,501)
Depreciation and amortization	37,810	11,234	59,388	70,622

OIBDA	43,109	23,565	38,556	62,121

Service revenue for the period	282,254	87,663	170,196	257,859
Average number of subscribers [4]	7,328	2,204	4,546	6,750

Average monthly service revenue per user (in dollars)	$38.52	$39.77	$37.44	$38.20
Net impact of promotions, non-retail revenues and other	$0.26	$(0.43)	$(0.56)	$(0.52)

Blended ARPU	$38.78	$39.34	$36.88	$37.68

[2]
Blended churn, net retail prepaid subscriber additions and end of period prepaid retail subscriber base do not include the deactivation of 74,843 prepaid customers removed at the beginning of the second quarter 2004 as explained in the results of operations section below.

[3]
Calculation excludes provision for 50,000 inactive prepaid service customers accounted for in Q2-2002. This provision was eliminated in Q1-2004.

[4]
The average number of subscribers for the period is equal to the sum of the average number of subscribers for each month covered by the period.

Results of operations

Three- and six-month periods ended June 30, 2004, compared with three- and six-month periods ended June 30, 2003.

Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year.

During the second quarter of 2004, we had 141,856 gross activations, an increase of 61% compared with the 87,873 activated during the same three-month period in 2003. The significant year-over-year improvement in quarterly gross activations was brought about by a substantial increase in postpaid subscriber additions. This result reflects our status as a fully active competitor, compared with the second quarter of 2003 when we self-imposed a subscriber acquisition slowdown in order to preserve cash during the capital reorganization process. Although this process effectively ended on May 1, 2003, we only began to experience a gradual resumption in subscriber growth towards the end of the quarter due to the time that was required for new promotional campaigns, sales channel re-stimulation, and other marketing tactics to have an impact. In addition, the year-over-year increase in second-quarter gross activations can be explained by the positive consumer response to our expanded array of new devices and our City Fido service in the Greater Vancouver and Toronto Areas. As a result, postpaid customers represented 93,657 of the total gross activations for the second quarter of 2004, an approximate three-fold increase compared with the 30,926 achieved for the same three-month period last year, while prepaid customers accounted for the remaining 48,199 gross activations, down from 56,947 in the second quarter of 2003. The postpaid-to-prepaid split of 66% to 34% for the second quarter of 2004 represents a complete reversal from the 35% to 65% split achieved in the same quarter one year earlier, reflecting the success of our postpaid subscriber acquisition strategy.

On a year-to-date basis for 2004, gross activations were 261,220 (made up of 64% postpaid and 36% prepaid), compared with 166,900 in 2003 (consisting of 35% postpaid and 65% prepaid). Our objective for 2004 is to achieve a postpaid-to-prepaid split of approximately 60% to 40%. The total number of new subscribers acquired during the first half of 2004 represents approximately 44% of the total expected gross activations for 2004, which is on track with our plan for the year.

The blended churn for the three and six months ended June 30, 2004 was 3.5% and 3.2% respectively, compared with 3.3% for the same periods in 2003, due mainly to higher postpaid churn.

Our postpaid churn for both the three and six months ended June 30, 2004 increased to 2.6% from 1.9% and 2.2%, respectively, for the same periods in 2003. This was due in part to our competitors' retaliatory marketing practices and aggressive limited-time promotions launched mainly in response to the introduction of our City Fido service in Toronto and Vancouver. We believe that our postpaid churn should improve during the second half of 2004 as the result of our on-going lifecycle initiatives, which include a handset replacement and upgrade program directed at our high-value subscribers, as well as a customer loyalty program that features spending-based reward points and an optional two-year loyalty agreement. Since we introduced long-term contracts in February 2004, approximately 65% of our new postpaid customers have chosen this option.

Although our second-quarter prepaid churn remained unchanged at 4.5%, year-over-year, we experienced an increase in this rate compared with the previous quarter's mark of 2.9%. The higher prepaid churn, quarter-over-quarter, was due partly to the seasonal impact of customers who received phones as gifts during the fourth quarter of 2003, and who subsequently deactivated their service or did not refill their accounts with additional airtime. In addition, the increase in prepaid churn was brought about by an increase in inactive accounts due to the impact of sustained and aggressive competitive offers targeting Fido customers, as well as our increased focus on acquiring higher-value postpaid subscribers, resulting in a reduced number of new activations with which to replenish the prepaid subscriber base. For the first six months of 2004, our prepaid churn was 3.6% compared with 4.2% for the same period in 2003. For the balance of 2004, as a result of an increase in account inactivity and a continuing de-emphasis on prepaid subscriber acquisition, we expect the prepaid churn to stabilize around 4%.

At the beginning of the second quarter, we removed 74,843 inactive prepaid customers from our retail subscriber base. The increase in the number of inactive accounts was due primarily to the combined impact of continuing aggressive actions by the competition to attract our customers, a reduction in the validity period of certain airtime vouchers, and the brief success of some of our prepaid retention activities in 2003 that temporarily revived a number of dormant prepaid accounts. The adjustment to the prepaid customer base was not reflected in the calculation of our prepaid and blended churn rates or in net additions for the second quarter, as these operating statistics are presented net of such adjustments.

Excluding adjustments to our subscriber base as described above, we recorded a net loss of 29,271 and 30,263 prepaid customers for the second quarter and first half of 2004, respectively, compared with losses of 17,765 and 26,623 prepaid subscribers for the same periods in 2003. This was due to the combined impact of continuing high prepaid churn and lower gross activations. The net subscriber losses for the three and six months ended June 30, 2004 were more than offset by the net addition of 45,923 and 59,281 postpaid customers, respectively. As a result, we added 16,652 new retail customers in the second quarter of 2004 and 29,018 for the first half of 2004, compared with losses of 28,153 and 68,088 retail customers for the same respective periods in 2003. Accordingly, as at June 30, 2004, we provided wireless service to 1,199,321 retail PCS customers, 651,461 of which were on postpaid and 547,860 on prepaid, compared with a retail customer base of 1,096,432 at the end of the second quarter of 2003, which was composed of 503,596 postpaid subscribers and 592,836 prepaid subscribers.

As at June 30, 2004, we also provided PCS network access to 44,121 wholesale subscribers, compared with 37,377 at the first quarter of 2004 and 19,616 at the end of the second quarter of 2003. The increases were due mainly to Sprint Canada's new combined home, long-distance and Fido wireless bundled service offering introduced commercially in September 2003. In addition, we had 427 subscribers on our iFido residential high-speed Internet service at the end of the second quarter of 2004. This service, which was commercially introduced in mid-March 2004, is currently available in Richmond, British Columbia and Cumberland, Ontario. We expect to offer iFido in our other markets as the MCS network is deployed by the venture overseeing the development of MCS broadband wireless access in Canada.

Quarterly data [in millions of Canadian dollars, except for per-share data]

	Post-reorganization
	2003		2004
	Q3	Q4	Q1	Q2
	$	$	$	$
Revenues	146.2	151.4	145.3	161.4
Net loss applicable to Class A and Class B shares	(5.1)	(17.8)	(19.9)	(11.2)
Basic and diluted loss per share	(1.35)	(4.42)	(4.02)	(0.46)	[1]
[1]
The lower basic and diluted loss per share for Q2 2004 compared with Q1 2004 was due to the higher weighted-average number of Class A and Class B shares outstanding following the conversion and redemption of all outstanding preferred shares during the first half of 2004.

	Pre-reorganization				Post-reorganization
	2002		2003
				Q2
	Q3	Q4	Q1	April	May & June
	$	$	$	$	$
Revenues	154.5	150.8	133.5	44.2	95.5
Net income (loss) applicable to Class A and Class B shares	(152.3)	(123.7)	35.3	10.3	10.7
Basic earnings (loss) per share	(0.63)	(0.51)	0.15	0.04	2.92
Diluted earnings (loss) per share	(0.63)	(0.51)	0.15	0.04	0.66

Revenues [in millions of Canadian dollars]

	Three months ended June 30 2004	Two months ended June 30 2003	One month ended April 30 2003	Three months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Services	147.4	87.7	42.0	129.7
Equipment sales	14.0	7.8	2.2	10.0

Revenues	161.4	95.5	44.2	139.7

Revenues [in millions of Canadian dollars]

	Six months ended June 30 2004	Two months ended June 30 2003	Four months ended April 30 2003	Six months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Services	282.3	87.7	170.2	257.9
Equipment sales	24.4	7.8	7.5	15.3

Revenues	306.7	95.5	177.7	273.2

Our revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, as well as revenues from wholesale service providers.

Service revenues increased by 14% year-over-year to $147.4 million for the second quarter of 2004 and by 9% year-over-year to $282.3 million for the six months ended June 30, 2004. The $17.7 million year-over-year improvement in second-quarter service revenues was composed of a $22.7 million increase in postpaid revenues, which was due primarily to a higher average number of postpaid subscribers driven by a 29% increase in the total number of postpaid subscribers over the past twelve months and to higher roaming revenues, as well as $0.5 million increase in wholesale revenues. This was partially offset by a $5.5 million decrease in prepaid revenues resulting mainly from the combination of lower prepaid ARPU and a reduced prepaid subscriber base. The proportion of service revenues derived from postpaid services increased to 77% for the second quarter of 2004, compared with 70% for the same quarter one year earlier. This result reflects the success of our postpaid business strategy that is being built around our City Fido service offering. Similarly, the $24.4 million increase in service revenues for the first half of 2004 compared with 2003 was made up of a $33.6 million improvement in postpaid revenues, offset by a $9.2 million decrease in prepaid revenues, while wholesale revenues remained flat at approximately $4.0 million.

Equipment sales were $14.0 million and $24.4 million for the second quarter and first six months of 2004, respectively, compared with $10.0 million and $15.3 million for the same periods in 2003. Despite higher acquisition discounts from handset rebates on limited-time promotions and an increase in customer retention-related discounts, equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

Postpaid ARPU for the three and six months ended June 30, 2004 increased to $62.48 and $60.20, respectively, from $60.11 and $59.04 for the comparable periods in 2003. The improvements were attributable mainly to increased value-added service revenue per user from a higher penetration of enhanced voice services, increased data-related revenue per user from the growth of wireless data usage, the introduction of migration and management fees as a result of the launch of City Fido, and higher roaming revenues per user from a relatively greater level of both inbound and outbound traffic. This was offset partially by lower extra airtime revenue per user due to lower over-bundle usage stemming from the migration of high-usage customers towards unlimited usage options and plans such as Fido-to-Fido and City Fido, and decreased long-distance usage per user. Average monthly usage by our postpaid subscribers for the second quarter and year-to-date 2004 were 537 and 503 minutes, respectively, compared with 365 and 353 minutes for the same periods in 2003. The increases are primarily the direct result of our new City Fido service in Vancouver and Toronto that offers unlimited local usage for a fixed price of $45 per month.

Although ARPU for our prepaid service increased to $18.84 from $15.75 for the first quarter of 2004, due primarily to higher average minutes of usage and a lower average number of subscribers, it decreased year-over-year when compared to $20.49 for the second quarter of 2003. The decrease was due primarily to the impact of lower billable minutes of usage in combination with the effect on airtime revenues from the introduction of a new lower price point in August 2003 that offers a $0.05 per-minute rate for evenings and weekends. Similarly, on a year-to-date basis, prepaid ARPU decreased to $17.17 from $19.55 in 2003. Average monthly usage by our prepaid customers for the three- and six-month periods ended June 30, 2004 was 63 and 58 minutes, respectively, compared with 65 and 63 minutes in 2003.

As a result of higher postpaid ARPU, our blended ARPU for the three and six months ended June 30, 2004 increased to $41.82 and $38.78, respectively, compared with $38.63 and $37.68 for the same periods last year due mainly to the proportionately higher number postpaid subscribers in our customer base year-over-year.

Costs and operating expenses [in millions of Canadian dollars]

	Three months ended June 30 2004	Two months ended June 30 2003	One month ended April 30 2003	Three months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Cost of services	50.4	29.5	15.5	45.0
Cost of products	29.1	15.3	6.1	21.4
Selling and marketing	28.1	13.8	5.7	19.5
General and administrative	22.7	13.3	7.7	21.0
Special charges	5.4	—	—	—
Depreciation and amortization	18.8	11.2	14.7	25.9

Costs and operating expenses	154.5	83.1	49.7	132.8

	Six months ended June 30 2004	Two months ended June 30 2003	Four months ended April 30 2003	Six months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Cost of services	99.6	29.5	59.1	88.6
Cost of products	56.7	15.3	23.4	38.7
Selling and marketing	56.2	13.8	24.6	38.4
General and administrative	45.7	13.3	32.0	45.3
Special charges	5.4	—	—	—
Depreciation and amortization	37.8	11.2	59.4	70.6

Costs and operating expenses	301.4	83.1	198.5	281.6

Costs and operating expenses [excluding depreciation and amortization] for the three- and six-month periods ended June 30, 2004 increased by 27% and 25%, respectively, to $135.7 million and $263.6 million from $106.9 million and $211.0 million in 2003. Starting in the third quarter of 2003, we resumed full commercial operations and growth in accordance with our post-recapitalization business plan. As a result, higher costs and operating expenses for the second quarter and first half of 2004 reflected the greater level of subscriber acquisition, increased spending on retention and customer service initiatives, as well as incremental costs associated with an increased volume of roaming and long-distance minutes, compared with the same periods one year ago that were characterized by a self-imposed growth slowdown and careful cash management in order to preserve liquidity during the recapitalization process. Accordingly, the year-over-year increase of $28.8 million in second-quarter costs and operating expenses was composed of higher cost of services of $5.4 million, higher cost of products of $7.7 million, higher selling and marketing expenses of $8.6 million, higher general and administrative expenses ["G&A"] of $1.7 million and higher special charges of $5.4 million. Similarly, the $52.6 million increase in year-to-date costs and operating expenses was due to higher cost of services of $11.0 million, higher cost of products of $18.0 million, higher selling and marketing expenses of $17.8 million, higher G&A of $0.4 million and higher special charges of $5.4 million.

Our cost of services for the second quarter increased to $50.4 million in 2004 from $45.0 million in 2003. The $5.4 million variance was composed of a $3.3 million increase in customer care, training and billing costs and a $2.3 million increase in network operating costs, which was compensated for, in part, by a $0.2 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission ["CRTC"]. Similarly, on a year-to-date basis, cost of services for the first half of 2004 increased to $99.6 million from $88.6 million in 2003, due to a $7.1 million increase in customer care, training and billing costs and a $4.1 million increase in network operating costs, offset partially by $0.2 million of savings from lower contribution charges paid to the CRTC.

Our cost of products for the second quarter of 2004 was $29.1 million, up from $21.4 million for the second quarter of 2003. The $7.7 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $13.3 million; increased per-unit handset costs for an aggregate amount of $2.8 million, attributable to a higher cost mix of handsets sold; and greater obsolescence and inventory devaluation for $2.8 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $2.1 million, and an expense deferral of $9.1 million, associated with our loyalty agreement handset discounts and City Fido activation fee. For the six-month period ended June 30, 2004, our cost of products increased to $56.7 million from $38.7 million in 2003. The $18.0 million variance can be explained by: a higher volume of handsets and accessories sold, resulting in an incremental expense of $26.4 million; increased per-unit handset costs for an aggregate amount of $3.9 million, attributable to a higher cost mix of handsets sold; increased assembly, refurbishing and packaging costs of $1.4 million; and greater obsolescence and inventory devaluation for $3.4 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $3.7 million, and an expense deferral of $13.4 million, associated with our loyalty agreement handset discounts and City Fido activation fee.

For the three and six months ended June 30, 2004, selling and marketing expenses increased to $28.1 million and $56.2 million, respectively, from $19.5 and $38.4 million for the same periods in 2003. The higher costs recorded reflected increased spending on marketing activities, promotions and sales incentives, compared with 2003 when we reduced our customer-acquisition related promotions, decreased sales commissions and advertising expenses, as well as downsized our direct sales force as part of the capital restructuring process. Accordingly, as a result of our return to normal operations, we have experienced an increase in retail partner compensation due to a higher level of sales (particularly a higher percentage of postpaid gross activations), a higher volume of promotional discounts, costs associated with the launch of City Fido Toronto and the on-going support of City Fido Vancouver, as well as additional expenses related to our new customer loyalty program and on-going retention initiatives.

As a result of a higher number of gross activations, and despite a greater percentage of postpaid gross additions and higher variable costs related to channel compensation and promotions, our COA decreased to $253 per gross addition for the second quarter of 2004 and to $269 per gross addition for the first half of 2004, compared with $261 and $275 per gross addition for the same respective periods in 2003.

We recorded G&A expenses of $22.7 million and $45.7 million for the three and six months ended June 30, 2004, respectively, up from $21.0 million and $45.3 million for the same periods in 2003. The increases were due primarily to higher bad debt expense brought about by an expansion in accounts receivable and an increase in write-offs associated with our GSM roaming partners, offset partially by lower rental, insurance and maintenance costs.

In conjunction with the TELUS Offers, we incurred special charges in the amount of $2.2 million. This consisted of fees for legal and consulting services. In addition, the consequential impact of the Offers on our share price led to an accelerated vesting of shares under our employee stock option plan, resulting in an acceleration of a compensation expense of $3.2 million during the quarter that we would have otherwise recognized over the remaining initial vesting period. As a result, we estimate that the aggregate incremental costs that arose either directly or indirectly from the unsolicited public takeover offer amounted to approximately $5.4 million during the second quarter.

Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as "fresh start accounting," which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, despite a notable increase in capital expenditures over the past twelve months, depreciation and amortization was lower at $18.8 million and $37.8 million for the three and six months ended June 30, 2004, respectively, compared with $25.9 million and $70.6 million for the same periods in 2003.

Despite higher costs and expenses incurred from financing the acquisition of approximately 54,000 additional subscribers during the second quarter of 2004 compared with the same period in 2003, operating income remained unchanged at $6.9 million. On a year-to-date basis, we produced $5.3 million of operating income, compared with an operating loss of $8.5 million for the first six months of 2003. The improvement can be explained primarily by the significant decrease in depreciation and amortization expense following the reduction in property, plant and equipment associated with fresh start accounting.

OIBDA for the three and six months ended June 30, 2004 was $25.7 million and $43.1 million, respectively, compared with $32.8 million and $62.1 million for the same periods in 2003. The decreases resulted primarily from the impact on operating costs and expenses from the acquisition of approximately 54,000 additional subscribers during the second quarter of 2004 and approximately 94,000 additional subscribers during the first half of this year. Accordingly, on a year-over-year basis, total costs and expenses before depreciation and amortization increased by 27% and 25%, respectively, for the second quarter and first half of 2004, offset partially by increases in total revenues of 16% and 12% for the same comparable periods.

Other (In millions of Canadian dollars)

	Three months ended June 30 2004	Two months ended June 30 2003	One month ended April 30 2003	Three months ended June 30 2003
	$	$	$	$
			(Pre-reorganization)
Net interest expense and financing charges	(8.9)	(3.4)	(16.8)	(20.2)
Foreign exchange gain (loss)	(7.8)	13.7	33.4	47.1
Income tax expense	(0.5)	(7.7)	(1.2)	(8.9)
Net income (loss)	(11.2)	15.0	10.2	25.2
Net income (loss) applicable to Class A and Class B Shares	(11.2)	10.7	n/a	n/a

        Other (In millions of Canadian dollars)

	Six months ended June 30 2004	Two months ended June 30 2003	Four months ended April 30 2003	Six months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Net interest expense and financing charges	(14.3)	(3.4)	(68.7)	(72.1)
Foreign exchange gain (loss)	(15.1)	13.7	136.5	150.2
Income tax expense	(1.0)	(7.7)	(1.8)	(9.5)
Net income (loss)	(25.9)	15.0	45.5	60.5
Net income (loss) applicable to Class A and Class B Shares	(31.1)	10.7	n/a	n/a

        For the second quarter of 2004, net interest expense and financing charges were $8.9 million, compared with $20.2 million for the same quarter in 2003. Similarly, for the first six months of 2004, net interest expense and financing charges were $14.3 million, down from $72.1 million for the same six-month period in 2003. The year-over-year decreases were primarily the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, and the appreciation of the Canadian dollar relative to the U.S. dollar. Cash interest payments of $8.9 million and debt principal repayments of $3.0 million were made during the second quarter of 2004.

We incurred foreign exchange losses of $7.8 million and $15.1 million, respectively, for the second quarter and first six months of 2004 [of which $8.3 million and $16.4 million respectively, were unrealized loss], compared with foreign exchange gains of $47.1 million and $150.2 million for the same three-month period in 2003 [of which $44.5 million and $143.3 million respectively, were unrealized gain]. The large foreign exchange gains in 2003 were due to the relatively greater positive impact of a favorable change in the U.S./Canadian foreign exchange rate on a substantially higher level of U.S.-dollar denominated long-term debt outstanding. Prior to the successful completion of our capital reorganization, we had approximately $1.9 billion of U.S.-dollar denominated long-term debt outstanding as at April 30, 2003 compared with $396.9 million as at June 30, 2004.

During the first quarter of 2004, we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. We swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of LIBOR plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of LIBOR plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of LIBOR plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of LIBOR plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Lower income tax expense of $8.4 million and $8.5 million for the three- and six-month periods ended June 30, 2004 are mainly due to a taxable loss incurred during the first half of 2004 compared with a pre-tax income during the same period in 2003. Tax benefits related to tax losses are not recognized until it is more likely than not that the tax benefits will be realized.

We posted a consolidated net loss and a consolidated net loss applicable to Class A and Class B Shares [when considering the accretion on the redemption price of the preferred shares for the month of April] of $11.2 million for the second quarter of 2004. As a result, basic and diluted loss per share for the three months ended June 30, 2004 was $0.46. This compared to consolidated net income of $25.2 million for the second quarter of 2003 (composed of $10.2 million for the one-month pre-reorganization period and $15.0 million for the two-month post-reorganization period), as well as basic and diluted earnings per share of $0.04 for the month of April 2003 and $2.92 and $0.66, respectively, for the last two months of the second quarter of 2003. For the six months ended June 30, 2004, we recorded a consolidated net loss of $25.9 million and a consolidated net loss applicable to Class A and Class B Shares of $31.1 million [when considering the accretion on the redemption price of the preferred shares for the first four months of the year]. Conversely, for the same six-month period in 2003, we recorded consolidated net income of $60.5 million (composed of $45.5 million for the four-month pre-reorganization period and $15.0 million for the two-month post-reorganization period). The net income we generated in 2003 was mainly on account of a substantial foreign exchange gain recorded on a relatively higher level of outstanding U.S.-dollar denominated debt, which was offset partially by higher interest expense and higher depreciation and amortization.

Liquidity and capital resources

As at June 30, 2004, we had cash and cash equivalents of $167.7 million and short-term investments of $10.0 million compared with $43.1 million and $60.9 million respectively, as at December 31, 2003. Our cash and cash equivalents as at June 30, 2004 were composed of $163.0 million in Canadian dollars and $4.7 million in U.S. dollars. In addition, we had access to a revolving bank credit facility in the amount of $34 million [after $16 million credit reduction following the swap transactions entered into as described in note 5 to the unaudited interim consolidated financial statements], of which no amount was drawn on June 30, 2004. As at June 30, 2004, we had outstanding letters of guarantee for an aggregate amount of $0.3 million.

As at June 30, 2004, we had outstanding amounts of $197.5 million as Term Loan A [US$148.1 million] and $199.5 million as Term Loan B [US$149.6 million] for total borrowings of $396.9 million [including a current portion of $12.0 million]. Without taking into consideration the swap transactions described above, Term Loan A bears interest at LIBOR plus 4%, which is payable on a quarterly basis. The principal is payable in quarterly installments, which started in June 2004 and will mature in March 2011. Term Loan B bears interest at LIBOR plus 7% [including a LIBOR floor of 2%], which is payable on a quarterly basis. The principal is also payable in quarterly installments, which started in June 2004 and will mature in September 2011. We have the right to increase, at a later date, up to an additional $25 million under the Revolving Facility or Term Loan A and up to an additional $50 million under Term Loan B. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets. In March 2004 we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar denominated Term Loan A and Term Loan B, as described in the results of operations section.

Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM pursuant to which it agreed to purchase, at a price of $22.00, all Class B Shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at a price of $22.00, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. On May 3, 2004, COM purchased, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell issued to COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to $148.3 million [net of approximately $1.1 million of issuance fees] and have been used by Microcell to redeem on May 1, 2004 75,233 preferred shares, at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $147.1 million will be used to fund capital expenditures and for general corporate purposes.

As a result of this rights offering and following the redemption of our preferred shares, our share capital as at June 30, 2004, was composed of the following: 183,340 Class A Shares; 29,131,974 Class B Shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued pursuant to the private placement. In addition, there were 1,789,185 outstanding stock options for Class B Non-Voting Shares.

Our working capital, or current assets less current liabilities, was $176.9 million as at June 30, 2004 compared with $102.4 million as at December 31, 2003 for an increase of $74.5 million mainly due to the net proceeds generated by the rights offering described above.

Capital expenditures for the second quarter and first half of 2004 were $84.6 million and $159.6 million, respectively, compared with spending of $12.7 million and $16.0 million for the comparable periods in 2003. The year-over-year increases in capital expenditures reflected an increase in spending for network access and capacity expansion, as well as the additional costs associated with our on-going support of City Fido in Vancouver and the launch of City Fido service in Toronto. The increase in capacity-related expenditures was the result of the timing of upgrades to our switching and radio infrastructure and the inital set-up costs associated with the expansion of City Fido beyond Vancouver. Network spending represented $73.0 million of total capital expenditures for the second quarter of 2004 and $142.2 million year-to-date. The remaining amounts were related primarily to information technology initiatives and operational support systems. Comparatively, the low level of capital spending during the first half of 2003 was due to our self-imposed growth slowdown during the capital restructuring process as a means of preserving liquidity.

We believe that cash flows from operations, our current cash position and our access to a revolving bank credit facility will allow us to meet our business requirements, including debt service and capital expenditures, for the foreseeable future.

Cash flows [In millions of Canadian dollars]

	Three months ended June 30 2004	Two months ended June 30 2003	One month ended April 30 2003	Three months ended June 30 2003
	$	$	$	$
			(Pre-reorganization)
Cash provided by operating activities	12.6	9.2	6.4	15.6
Cash provided by (used in) investing activities	(87.6)	(0.6)	27.9	27.3
Cash provided by (used in) financing activities	143.8	(2.4)	—	(2.4)

        Cash flows [In millions of Canadian dollars]

	Six months ended June 30 2004	Two months ended June 30 2003	Four months ended April 30 2003	Six months ended June 30 2003
	$	$	$	$
			[Pre-reorganization]
Cash provided by operating activities	36.3	9.2	14.5	23.7
Cash provided by (used in) investing activities	(108.7)	(0.6)	70.3	69.7
Cash provided by (used in) financing activities	197.0	(2.4)	—	(2.4)

Three-month period ended June 30, 2004

We generated $12.6 million in cash from our operating activities in the three-month period ended June 30, 2004, compared with $15.6 million for the same period in 2003. The $3.0 million decrease resulted mainly from a lower operating income of $7.1 million [net of depreciation and amortization] and lower cash provided by operating assets and liabilities of $6.1 million partially offset by lower cash expenses of $10.2 million, consisting mainly of reduced cash interest expense payable [mainly due to the new capital structure].

Cash used in investing activities was $87.6 million during the three-month period ended June 30, 2004, compared with cash provided by investing activities of $27.3 million for the same period in 2003. This was mainly attributable to higher additions to property, plant and equipment of $71.9 million in the second quarter of 2004 [resulting from higher cash investments in the PCS network] and to lower proceeds from the sale of short-term investments and marketable securities of $43.0 million. The significant reduction in capital spending for 2003 was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash.

Cash provided by financing activities was $143.8 million for the second quarter of 2004 compared with cash used totalling $2.4 million for the same period of 2003. This was due to the successful closing of our rights offering and private placement which generated net proceeds of $148.3 million. We used $1.2 million of these net proceeds to redeem all of our outstanding preferred shares as at April 30, 2004 and reimbursed $3.0 million of our long-term debt (compared with a reimbursement of $2.4 million in the second quarter of 2003).

Six-month period ended June 30, 2004

We generated $36.3 million in cash from our operating activities in the six-month period ended June 30, 2004, compared with $23.7 million for the same period in 2003. The $12.6 million improvement resulted mainly from lower cash expenses of $44.5 million, consisting mainly of reduced cash interest expense payable [mainly due to the new capital structure] partially offset by a lower operating income of $19.0 million [net of depreciation and amortization] and lower cash provided by operating assets and liabilities of $12.9 million.

Cash used in investing activities was $108.7 million during the six-month period ended June 30, 2004, compared with cash provided by investing activities of $69.7 million for the same period in 2003. This was mainly attributable to higher additions to property, plant and equipment which amounted to $159.6 million in the first half of 2004 compared with spending of $16.0 million for the same period in 2003 and to lower proceeds from the sale of long-term investment, short-term investments and marketable securities of $34.8 million. The year-over-year increases in capital expenditures reflected an increase in spending for network access and capacity expansion, as well as the additional costs associated with our on-going support of City Fido in Vancouver and the launch of City Fido service in Toronto. The increase in capacity-related expenditures was the result of the timing of upgrades to our switching and radio infrastructure and the inital set-up costs associated with the expansion of City Fido beyond Vancouver. Network spending represented $142.2 million of total capital expenditures for year-to-date. The remaining amounts were related primarily to information technology initiatives and operational support systems. Comparatively, the lower level of capital spending during the first half of 2003 was due to our self-imposed growth slowdown during the capital restructuring process as a means of preserving liquidity.

On March 17, 2004, we announced the successful closing of an amended and restated senior secured bank financing in an aggregate principal amount equivalent to $450 million (including undrawn revolving credit facilities of $50 million) for our wholly-owned subsidiary, Solutions. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of $330.3 million and to terminate related swap transactions in the amount of $4.2 million. With respect to the new credit facilities, we spent $12.5 million in financing costs, which are deferred and amortized over the terms of the loans. In addition, the rights offering, which was fully subscribed, generated net proceeds of $148.3 million, excluding the use of $1.2 million to redeem all of our outstanding preferred shares as at April 30, 2004. This was partially offset by higher repayment of long-term debt in 2004 of $0.7 million. As a result of the above, financing activities provided $197.0 million of cash during the six-month period ended June 30, 2004.

New Contingency

On April 21, 2004, UBS filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims, amongst other things, for specific performance, breach of contract, breach of confidence and breach of fiduciary duty, from Microcell, Solutions and Inukshuk, damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

Guidance for 2004

	Revised 2004 Guidance	2004 YTD Actuals	Initial 2004 Targets
Gross additions	640,000 to 680,000	261,220	580,000 to 610,000
Blended churn	No change(1)	3.2%(1)	2.7% to 3.0%
Service revenues	$625 to $650 million	$282.3 million	$615 to $640 million
Special charges	$15 million(2)	$5.4 million	—
Operating income	$0 to $10 million(3)	$5.3 million	$15 to $25 million
Depreciation and amortization	No change	$37.8 million	$100 million
OIBDA	$100 to $110 million(3)	$43.1 million(4)	$115 to $125 million
Capital expenditures	$270 to $280 million	$159.6 million	$170 to $180 million

[1]
This figure does not include the deactivation of 74,843 prepaid customers removed from our retail subscriber base at the beginning of the second quarter.

[2]
In conjunction with the unsolicited public takeover offers, we expect to incur a minimum of $15 million of non-operating expenses in 2004 related to legal and consulting fees, as well as the accelerated vesting of employee stock options.

[3]
The revised guidance reflects $15 million in special charges described in note [2] above.

[4]
This figure includes $5.4 million of special charges arising from the unsolicited public takeover offers.

We are revising certain elements of our 2004 annual guidance that were initially provided on February 12, 2004. Our gross additions guidance for full-year 2004 is revised upward from the range of 580,000 to 610,000 to a range of 640,000 to 680,000, reflecting the accelerated deployment of City Fido following the successful conclusion of our financing activities earlier this year. Accordingly, we are also increasing our services revenue target to a range of $625 to $650 million from a range of $615 to $640 million, due to the higher average number of subscribers resulting primarily from our postpaid-acquisition strategy that is being led by our City Fido offer. Despite higher services revenue guidance, we are decreasing our guidance for both operating income and OIBDA for full-year 2004 by approximately $15 million as a result of special charges in conjunction with the strategic and financial alternatives process that began following the unsolicited public takeover offer for Microcell on May 13, 2004. Consequently, we now expect to generate operating income between $0 and $10 million and OIBDA in the range of $100 to $110 million for full-year 2004. Our capital expenditures guidance is also being increased by $100 million to a range of $270 to $280 million from a range of $170 to $180 million, reflecting the up-front spending in terms of signal improvement and capacity enhancement that is required to prepare our network for the expansion of City Fido beyond Vancouver. Other previously issued guidance for 2004 remains unchanged.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Conference Call

A listen-only Webcast and replay of Microcell's second quarter 2004 conference call can be accessed at the following links: www.ccbn.com or www.microcell.ca/investors. The Webcast will begin at 2:00 p.m. (ET) today, and the replay will be available until August 24, 2004. A recording of the conference call will also be available and can be accessed by anyone who calls 1 800 558-5253 and enters reservation number 21203893 followed by the # key. The recording will be accessible at any time between 4:00 p.m. (ET) on Tuesday, August 10, 2004, and 11:59 p.m. (ET) on Tuesday, August 24, 2004.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

For more information:

Investment community: Thane Fotopoulos 514 937-0102, ext. 8317 thane.fotopoulos@microcell.ca	Media: Claire Fiset 514 937-0102, ext. 7824 claire.fiset@microcell.ca
Karen Berkhout 604 783-0701 karen.berkhout@microcell.ca

INTERIM CONSOLIDATED BALANCE SHEETS
[UNAUDITED]

[In thousands of Canadian dollars]

	As at June 30 2004 $	As at December 31 2003 $
		[note 1]
ASSETS [note 5]
Current assets
Cash and cash equivalents	167,710	43,094
Short-term investments	10,000	60,927
Receivables	85,746	76,796
Inventories	29,651	27,593
Prepaid license fees, rental sites and other prepaid expenses	38,551	26,850
Deferred charges	32,574	10,601
Other current assets	3,391	6,188

Total current assets	367,623	252,049
Property, plant and equipment	444,281	318,041
Intangible assets	229,673	233,819
Long-term investments and other non-current assets	17,075	4,797

	1,058,652	808,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	133,874	91,634
Deferred revenues	44,804	42,328
Derivative instruments [note 5]	—	6,348
Current portion of long-term debt [note 5]	12,000	9,298

Total current liabilities	190,678	149,608
Long-term debt [note 5]	384,940	315,164
Derivative instruments [note 5]	13,378	—

	588,996	464,772

Shareholders' equity
Share capital [note 6]	479,137	338,154
Warrants [note 6]	29,202	17,926
Contributed surplus [note 2]	5,919	—
Deficit	(44,602)	(12,146)

	469,656	343,934

	1,058,652	808,706

New Contingency [note 8]

Commitment [note 1]

See accompanying notes

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
[UNAUDITED]

[In thousands of Canadian dollars, except for per share data]

				Pre-reorganization
	Three months ended June 30 2004	Six months ended June 30 2004 $	Two months ended June 30 2003 $	One month ended April 30 2003 $	Four months ended April 30 2003 $
Revenues
Services	147,359	282,254	87,663	41,956	170,196
Products	14,055	24,436	7,828	2,223	7,498

	161,414	306,690	95,491	44,179	177,694

Costs and expenses
Cost of services	50,471	99,554	29,477	15,515	59,079
Cost of products	29,072	56,646	15,366	6,078	23,416
Selling and marketing	28,075	56,225	13,765	5,706	24,585
General and administrative	22,657	45,716	13,318	7,645	32,058
Special charges [notes 2 and 7]	5,440	5,440	—	—	—
Depreciation and amortization	18,821	37,810	11,234	14,673	59,388

	154,536	301,391	83,160	49,617	198,526

Operating income (loss)	6,878	5,299	12,331	(5,438)	(20,832)
Interest income	622	912	1,059	555	1,888
Interest expense	(9,563)	(15,229)	(4,444)	(17,322)	(70,608)
Foreign exchange gain (loss)	(7,804)	(15,091)	13,696	33,391	136,553
Gain on investments, marketable securities and other assets	7	18	19	266	312
Share of net loss in investees [note 1]	(882)	(882)	—	—	—

Income (loss) before income taxes	(10,742)	(24,973)	22,661	11,452	47,313
Income tax expense	(486)	(972)	(7,704)	(1,199)	(1,796)

Net income (loss)	(11,228)	(25,945)	14,957	10,253	45,517
Accretion on redemption price — preferred shares [note 6]	(9)	(5,184)	(4,268)	—	—

Net income (loss) applicable to Class A and Class B shares [for the post-reorganization periods only]	(11,237)	(31,129)	10,689	10,253	45,517
Deficit, beginning of period, as previously reported	(33,365)	(12,146)	—	(2,431,410)	(2,466,674)
Cumulative effect of a change in an accounting policy [note 2]	—	(1,327)	—	—	—

Retained earnings (deficit), end of period	(44,602)	(44,602)	10,689	(2,421,157)	(2,421,157)

Basic earnings (loss) per share [note 4]	(0.46)	(2.14)	2.92	0.04	0.19
Diluted earnings (loss) per share [note 4]	(0.46)	(2.14)	0.66	0.04	0.19

See accompanying notes

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

[In thousands of Canadian dollars]

				Pre-reorganization
	Three months ended June 30 2004 $	Six months ended June 30 2004 $	Two months ended June 30 2003 $	One month ended April 30 2003 $	Four months ended April 30 2003 $
OPERATING ACTIVITIES
Net income (loss)	(11,228)	(25,945)	14,957	10,253	45,517
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	18,821	37,810	11,234	14,673	59,388
Accreted interest on long-term debt	—	693	667	3,270	13,425
Stock options expense	3,930	4,592	—	—	—
Foreign exchange loss (gain)	8,284	16,353	(13,101)	(31,349)	(130,166)
Gain on investments, marketable securities and other assets	—	—	—	(266)	(312)
Share of net loss in investees	882	882	—	—	—

	20,689	34,385	13,757	(3,419)	(12,148)
Changes in operating assets and liabilities	(8,167)	1,849	(4,541)	9,779	26,665

Cash provided by operating activities	12,522	36,234	9,216	6,360	14,517

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(3,000)	50,927	9,912	30,105	73,680
Additions to property, plant and equipment	(84,632)	(159,612)	(10,507)	(2,212)	(5,500)
Proceeds from the sale of long-term investments	—	—	—	—	2,089

Cash provided by (used in) investing activities	(87,632)	(108,685)	(595)	27,893	70,269

FINANCING ACTIVITIES
Issuance of share capital and warrants	149,432	149,432	—	—	—
Share issuance costs	(1,123)	(1,123)	—	—	—
Redemption of preferred shares	(1,233)	(1,233)	—	—	—
Increase in long-term debt	—	400,000	—	—	—
Repayment of long-term debt	(3,000)	(333,285)	(2,387)	—	—
Termination of derivative instruments	—	(4,250)	—	—	—
Deferred financing costs	(184)	(12,474)	—	—	—

Cash provided by (used in) financing activities	143,892	197,067	(2,387)	—	—

Increase in cash and cash equivalents for the period	68,782	124,616	6,234	34,253	84,786
Cash and cash equivalents, beginning of period	98,928	43,094	111,765	77,512	26,979

Cash and cash equivalents, end of period	167,710	167,710	117,999	111,765	111,765

Additional information
Interest paid	8,953	16,710	3,748	—	13
Income taxes paid	367	733	142	137	639

See accompanying notes.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

June 30, 2004

1.     DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of business

Microcell Telecommunications Inc. ["Microcell"] is incorporated under the Canada Business Corporations Act ["CBCA"] and is a provider of wireless telecommunications services in Canada. As at June 30, 2004, Microcell conducted its wireless communications business through two wholly-owned subsidiaries [Microcell, collectively with its subsidiaries, the "Company"], which were: Microcell Solutions Inc. ["Solutions"] and Inukshuk Internet Inc. ["Inukshuk"].

Solutions operates a Global System for Mobile Communication ["GSM"] network across Canada and markets Personal Communications Services ["PCS"] and General Packet Radio Service ["GPRS"] under the Fido brand name pursuant to a 30MHz PCS license [the "PCS License"] issued by the Minister of Industry (Canada) ["Industry Canada"]. The Company also provides wireless high-speed Internet access in selected locations under the brand name iFido™.

Inukshuk was awarded Multipoint Communication Systems ["MCS"] licenses [the "MCS Licenses"] to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. Inukshuk entered into a venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk's commitments to the venture are to transfer its MCS Licenses to the venture, to permit the utilization of its MCS Licenses by the venture pending Industry Canada's approval of the transfer and to make cash contribution of up to $6.0 million. As of June 30, 2004, this venture was accounted for using the equity accounting method. Accordingly, an amount of $0.9 million has been recognized during the current quarter as the Company's share of loss in this venture.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flows in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

On May 1, 2003, the predecessor company of Microcell ["Old Microcell"] and certain subsidiaries of Old Microcell emerged from a restructuring plan under the Companies' Creditors Arrangement Act ["CCAA"] and the CBCA. As a result, at that date, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values and Microcell's deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. Microcell determined that its enterprise value was $689 million, of which $350 million was allocated to the long-term debt and $339 million to the equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management, including discounted cash flow analysis and comparable company trading analysis.

A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value. This resulted in a reduction of the current assets of $36.8 million [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment of $289.7 million, the long-term investments of $3.7 million and the accrued liabilities of $131.5 million. The Company also assigned a value, calculated at management's best estimate of fair value, to the Company's intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flow method.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"] for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments [consisting of normal recurring accruals] considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2003 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements.

Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, the Company's operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year.

These unaudited interim consolidated financial statements should be read in conjunction with Microcell's audited consolidated financial statements and footnotes for the year ended December 31, 2003. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2003, except for the change related to stock-based compensation as described in note 2. The Company also introduced new customer retention programs during the period as described in note 3.

Comparative financial information for the one — and four-month periods ended April 30, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers are reminded that it does not reflect the effects of the financial reorganization and the application of fresh start accounting.

In March 2004, the Company received a comment letter from the U.S. Securities and Exchange Commission ["SEC"] in connection with its review of the Company's registration statement filed on March 3, 2004 for the registration of its Class A Restricted Voting Shares ["Class A Shares"] and Class B Non-Voting Shares ["Class B Shares"] issuable upon exercise of the Warrants 2005 and the Warrants 2008. The Company responded to the SEC's March letter and filed an amended registration statement on June 29, 2004. The Company received a letter to its response on August 9, 2004. SEC staff, among other things, has questioned whether the Company's Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. The Company believes such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would increase the Company's net loss by $0.7 million and $1.4 million, increase basic and diluted loss per share by $0.03 and $0.10, but would have no effect on cash flows, for the three- and six-month periods ended June 30, 2004. In addition, opening deficit would be increased by $1.9 million.

2.     CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the Company adopted the standard set forth in Section 3870 of the Canadian Institute of Chartered Accountants ["CICA"] Handbook entitled Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards using the fair value-based method for fiscal years beginning on or after January 1, 2004. Under the amended rules, the Company is required to expense, over the vesting period, the fair value of the options at the date of the grant. As permitted by this amendment, the Company applied this change retroactively, without restatement, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003. Under its prior stock option plan, the Company's pro forma net income for the one- and four-month periods ended April 30, 2003 would be decreased respectively by $0.5 million and $1.6 million and the basic and diluted earnings per share figures would not be affected for the one month ended April 30, 2003 and would be decreased by $0.01 for the four months ended April 30, 2003. The Company's pro forma net income for the two months ended June 30, 2003 would be decreased by $0.1 million and the basic and diluted earnings per share figures would be decreased by $0.03 and $0.01 respectively. For the three- and six-month periods ended June 30, 2004, an amount of $0.7 million and $1.4 million is included within general and administrative expenses, reflecting the recurring cost associated with the normal vesting of employee stock options. As a result of the appreciation in Microcell's share price, resulting primarily from TELUS Corporation's ["TELUS"] unsolicited public takeover offers detailed in note 7, and in accordance with accelerated vesting rules of the Company's stock option plan, $3.2 million of special charges were recognized during the three-month period ended June 30, 2004. Accordingly, an amount of $5.9 million was credited to the contributed surplus. The Company used the Black Scholes option pricing model to determine the fair value of the options with the following assumptions: risk-free interest rate of 3%, share price volatility of 64%, no dividend yield and expected life of five years. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but the Company provided pro forma information as if the fair value-based method had been applied.

3.     CUSTOMER RETENTION PROGRAMS

During the first quarter of 2004, the Company introduced two specific customer retention programs. Firstly, the Company allowed its postpaid customers to enter into a 24-month agreement for airtime services and, in exchange, the Company granted additional discounts or credits for the purchase of handsets, which are deferred and amortized over the term of the agreement. Since related equipment and access to the Company's network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values.

Secondly, the Company launched "Fido Rewards," which allows its postpaid customers to accumulate "FidoDollars" based on their spending. Each FidoDollar allows its holder to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, the Company will account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, the Company recognizes as equipment revenue the amount received from its customers, net of applicable FidoDollars, as well as the cost of the related handset. The Company accrues for its estimated obligation as awards are earned by its customers which are registered with the program. As at June 30, 2004, 5.6 million FidoDollars were issued to approximately 382,000 registered customers and, as a result, an amount of $5.6 million is included in the Company's balance sheet within deferred charges and accounts payable and accrued liabilities. If all of the Company's customers were registered in this program, deferred charges and accounts payable and accrued liabilities as at June 30, 2004 would be increased by $9.0 million.

4.     EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

				Pre-reorganization
Numerator:	Three months ended June 30 2004 $	Six months ended June 30 2004 $	Two months ended June 30 2003 $	One month ended April 30 2003 $	Four months ended April 30 2003 $
Net income (loss) for diluted earnings (loss) per share calculation	(11,228)	(25,945)	14,957	10,253	45,517
Accretion on redemption price of First and Second Preferred Shares	(9)	(5,184)	(4,268)	—	—

Net income (loss) for basic earnings (loss) per share calculation	(11,237)	(31,129)	10,689	10,253	45,517

Denominator [in thousands]:
Weighted-average number of Class A and Class B Shares outstanding	24,188	14,569	3,664	240,217	240,217
Shares issuable pursuant to the exercise of initial warrants	—	—	—	253	253

Number of shares for basic earnings (loss) per share calculation	24,188	14,569	3,664	240,470	240,470
Shares issuable pursuant to conversion of preferred shares	—	—	18,828	—	—
Shares issuable pursuant to exercise of stock options	1,060	985	—	—	—
Shares issuable pursuant to exercise of warrants	3,962	2,853	—	—	—

Number of shares for diluted earnings (loss) per share calculation	29,210	18,407	22,492	240,470	240,470

Basic earnings (loss) per share [in dollars]	(0.46)	(2.14)	2.92	0.04	0.19
Diluted earnings (loss) per share [in dollars]	(0.46)	(2.14)	0.66	0.04	0.19

Except for the period of two months ended June 30, 2003, basic and diluted earnings (loss) per share are identical, as the effect of potential dilutive securities is antidilutive.

5.     LONG-TERM DEBT

	June 30 2004 $	December 31 2003 $
Tranche B Debt	—	271,769
Tranche C Debt	—	52,693
Term Loan A	197,470	—
Term Loan B	199,470	—

	396,940	324,462
Less: current portion of principal	(12,000)	(9,298)

	384,940	315,164

The minimum contractual payments of term loan A debt ["Term Loan A"] and term loan B debt ["Term Loan B"] for the next five years are as follows: $6.0 million for the rest of 2004; $12.0 million in 2005; $12.0 million in 2006; $12.0 million in 2007; $12.0 million in 2008 and $22.3 million for the first half of 2009.

On March 17, 2004, the Company entered into amended and restated credit agreements with a syndicate of lenders, certain of which were also shareholders of the Company. The proceeds have been used mainly to refinance borrowings under the previous senior secured credit facilities in the amount of $330.3 million and to terminate previous swap transactions in the amount of $4.3 million.

In conjunction with the amended and restated credit agreements, the Company paid, during the first half of 2004, $12.5 million of financing costs, which are being deferred and amortized over the term of the loans. As of June 30, 2004, the financing arrangements of the Company consisted of the following credit agreements:

Revolving Facility

The Company has access to a first lien revolving credit facility [the "Revolving Facility"] of $50 million, which bears interest at CDOR or LIBOR plus 4.0% and is payable in March 2010. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Facility is payable on a quarterly basis. The Revolving Facility is secured by a pledge of a first lien on substantially all of the Company's assets. As at June 30, 2004, no amounts were drawn on this facility. However, any credit exposure under the swap transactions described below is deducted from the amount otherwise available to be borrowed under the Revolving Facility. An amount of $16 million was agreed upon to be the initial swap exposure of the Company's swap counterparty.

Term Loan A

The Term Loan A debt consists of a first lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 4% and is payable in quarterly installments, which started in June 2004 and will mature in March 2011. As of June 30, 2004, 1.25% of the principal amount was reimbursed. The Term Loan A is collateralized by a pledge on substantially all of the Company's assets. As at June 30, 2004, the effective interest rate on Term Loan A was 6.65%.

Term Loan B

The Term Loan B debt consists of a second lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 7%, with a LIBOR floor at 2%, and is payable in quarterly installments, which started in June 2004 and will mature in September 2011. As of June 30, 2004, 0.25% of the principal amount was reimbursed. The Term Loan B is collateralized by a pledge on substantially all of the Company's assets. As at June 30, 2004, the effective interest rate on Term Loan B was 10.05%.

Pursuant to the terms of the credit agreements governing the Company's credit facilities, the Company is entitled to raise up to an additional $25 million under the Revolving Facility or Term Loan A, and up to an additional $50 million under Term Loan B.

The Company has entered into swap transactions to manage its exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. The Company swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. The Company also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of LIBOR plus 5.085%, payable in Canadian dollars. The Company also swapped the floating interest rate of LIBOR plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of LIBOR plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Covenants and mandatory prepayments

Under the credit agreements governing the Revolving Facility, Term Loan A and Term Loan B, the Company is committed to respect certain covenants, including restrictions on the ability to incur indebtedness, pay dividends, make various payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios under its credit agreements, including levels of operating income excluding a number of specific items, levels of debt, liquidity levels and maximum levels of capital expenditures.

The credit agreements governing Term Loan A and Term Loan B require the Company to make, subject to certain conditions, prepayments to Term Loan A and Term Loan B lenders with respect to [i] net proceeds received by the Company from the sale of assets, [ii] the excess cash flow generated by the Company during any fiscal year, and [iii] the net proceeds received by the Company from the issuance of equity securities.

6.     SHARE CAPITAL

Number of shares issued

	First Preferred Voting Shares $	First Preferred Non-Voting Shares $	Second Preferred Voting Shares $	Second Preferred Non-Voting Shares $	Class A Shares $	Class B Shares $
Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336
Issued	—	—	—	—	—	6,792,363
Redeemed	(1,450)	(40,688)	—	(33,095)	—	—
Converted	(250,846)	(11,374,516)	(14,782)	(6,946,433)	153,302	18,433,275

Balance as at June 30, 2004	—	—	—	—	183,340	29,131,974

Carrying value of shares issued

	First Preferred Voting Shares $	First Preferred Non-Voting Shares $	Second Preferred Voting Shares $	Second Preferred Non-Voting Shares $	Class A Shares $	Class B Shares $	Total Value of Shares $
Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154
Issued	—	—	—	—	—	137,032	137,032
Redeemed	(24)	(667)	—	(542)	—	—	(1,233)
Converted	(4,071)	(184,235)	(240)	(112,317)	2,529	298,334	—
Accretion on redemption price	81	3,285	5	1,813	—	—	5,184

Balance as at June 30, 2004	—	—	—	—	2,829	476,308	479,137

Warrants

	June 30 2004 $	December 31 2003 $
3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328
3,977,272 Warrants, exercise price of $22.00	11,276	—

	29,202	17,926

Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC ["COM"] pursuant to which it agreed to purchase, at a price of $22.00, all Class B Shares not otherwise purchased under the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at a price of $22.00, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. On May 3, 2004, COM purchased, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell issued to COM 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $148 million [net of approximately $1.1 million of issuance fees] and have been used by Microcell to redeem on May 1, 2004, 1,450 First Preferred Voting Shares, 40,688 First Preferred Non-Voting Shares and 33,095 Second Preferred Non-Voting Shares outstanding as at April 30, 2004 at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $147.1 million will be used to fund capital expenditures and for general corporate purposes. The Company has estimated the fair value of warrants issued to COM to be $11.3 million and this amount has been applied as a reduction of the value attributed to the Class B Shares.

In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 were adjusted from 1.0 to 1.02 Class A Share or Class B Shares, as the case may be, for each warrant. This adjustment has been made as a result of the Company's rights offering.

Stock Option Plan

Changes in options outstanding are as follows:

	Six months ended June 30, 2004
	Number of options	Weighted-average exercise price
Outstanding as at December 31, 2003	1,732,959	$10.90
Granted	108,042	$23.17
Forfeited	(51,816)	$11.01

Outstanding as at June 30, 2004	1,789,185	$11.63

Exercisable as at June 30, 2004	950,940	$10.50

In May 2004, an amendment to the Company's stock option plan, to increase the number of Class B Shares that may be issued pursuant to options granted under the Option Plan by 682,236 (from 2,006,818 to 2,689,054) was approved by Microcell's shareholders.

7.     SPECIAL CHARGES

On May 13, 2004, Microcell was informed that TELUS intended to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell [the "Offers"]. On May 17, 2004, TELUS filed its Offers with the Canadian Securities Authorities and the SEC. On May 20, 2004, the board of directors of Microcell [the "Board"] announced its response to TELUS unsolicited offers to purchase Microcell's Class A Shares and Class B Shares for $29.00 per share, 2005 Warrants for $9.67 per warrant, and 2008 Warrants for $8.89 per warrant. After careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the Board recommended that holders of the Class A Shares, Class B Shares, 2005 Warrants and 2008 Warrants not tender into the Offers. On May 31, 2004, Microcell announced the mailing of its Directors' Circular containing the previously announced recommendation of the Board that security holders not tender into the Offers. On June 22, 2004, TELUS announced that it would extend the Offers until July 22, 2004 and, on July 22, 2004, TELUS announced that it would extend the Offers until August 20, 2004.

In conjunction with the Offers, Microcell is incurring both financial and legal fees. As a result, the Company engaged two financial advisors to determine the best way to maximize value for all security holders. One of the two financial advisors has affiliates which are shareholders, lenders or agent of the Company's lenders. Engagement letters entered into with these advisors provide for advisory services to be rendered with minimum fees amounting to $6.5 million. Such fees will be recognized over the estimated period for which the services are rendered. If a transaction occurs, a transaction fee will be payable that will be calculated as a percentage of the consideration paid to acquire Microcell's equity which may represent a significantly higher amount based on the value of the transaction. As of June 30, 2004, an expense amounting to $2.2 million was recognized with respect to these agreements. Furthermore, the consequential impact of the Offers on Microcell's share price led to an accelerated vesting of shares under the Company's stock option plan, resulting in an acceleration of a compensation expense of $3.2 million that the Company would have otherwise recognized over the remaining initial vesting period [see note 2].

8.     NEW CONTINGENCY

On April 21, 2004, Unique Broadband Wireless Services, Inc. ["UBS"] filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream Corp. in the Ontario Superior Court of Justice. In its statement of claim, UBS claims, amongst other things, for specific performance, breach of contract, breach of confidence and breach of fiduciary duty, from Microcell, Solutions and Inukshuk, damages totalling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Microcell, Solutions and Inukshuk. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

9.     COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

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